Exhibit 99.1

NR 17-05

GOLD RESERVE RECEIVES FIRST PAYMENT FROM VENEZUELA

SPOKANE, WASHINGTON, June 16, 2017

Gold Reserve Inc. (TSX.V: GRZ) (OTC: GDRZF) (“Gold Reserve” or the “Company”) today reported that it has entered into a further amendment to the settlement agreement (the “Settlement Agreement”) previously entered into with the Bolivarian Republic of Venezuela (“Venezuela”).

Under the terms of the amended Settlement Agreement, Venezuela will pay Gold Reserve a total of approximately US$1,032,000,000 as result of negotiations of the parties to satisfy the arbitral award granted in favor of the Company by the International Centre for Settlement Investment Disputes (the “Award”), including the price agreed for the mining data related to the Brisas property.

Venezuela has paid Gold Reserve an initial installment of US$40,000,000 and will pay the balance of the amount owing in installments (the “Installments”) over approximately the next two years. The amended Settlement Agreement contemplates that Venezuela’s obligations thereunder will be partially collateralized with Venezuelan sovereign debt.

This is an important milestone for not only Gold Reserve but for Venezuela. The Company would like to acknowledge the considerable efforts of its team and its Venezuela counterparts, who have worked extremely hard to bring this to a successful conclusion.

The Company and its Venezuela counterparts also ratify their commitment to move forward towards the future development and creation of the joint venture named Empresa Mixta Ecosocialista Siembra Minera, S.A., and continues to strengthen the Venezuelan productive economy through development of gold, copper and silver projects.

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov, and www.sedar.com.

Gold Reserve Inc. Contact

A. Douglas Belanger, President

926 W. Sprague Ave., Suite 200

Spokane, WA 99201 USA

Tel. (509) 623-1500

Fax (509) 623-1634

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains “forward-looking statements” within the meaning of applicable U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian provincial and territorial securities laws and state Gold Reserve’s and its management’s intentions, hopes, beliefs, expectations or predictions for the future including without limitation statements with respect to the payments contemplated by the Settlement Agreement, as amended, the contemplated pledge of Venezuela debt securities as security for such payments and the development of the Brisas Cristinas project. Forward-looking statements are necessarily based upon number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause the actual outcomes, financial results, performance, or achievements of Gold Reserve to be materially different from our estimated outcomes, future results, performance, or achievements expressed or implied by those forward-looking statements, including without limitation Venezuela’s ability to fund the contemplated future payments to the Company pursuant to the Settlement Agreement, the uncertainty of the value of the Venezuela debt securities to be pledged to the Company in the event Venezuela  defaults on its payment obligations, the risk that the Company may not receive interest payments on the debt securities in the amounts and on the schedule contemplated by such securities, the risk that Venezuela and the Company may not be able to arrange financing for the anticipated capital costs of the Brisas Cristinas project and the risk that the development of the Brisas Cristinas project may not proceed as anticipated.

This list is not exhaustive of the factors that may affect any of Gold Reserve’s forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to Gold Reserve or persons acting on its behalf are expressly qualified in their entirety by this notice. Gold Reserve disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to its disclosure obligations under applicable rules promulgated by the Securities and Exchange Commission and applicable Canadian provincial and territorial securities laws.

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”